Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Altus Power, Inc. Announces Nominations to Post-Combination Board of Directors

November 22, 2021, STAMFORD, CT – Altus Power, Inc. (“Altus Power” or the “Company”), a market-leading clean electrification company, today announced the nomination of a new Board of Directors to be seated after the close of the Company’s proposed business combination with CBRE Acquisition Holdings, Inc. (NYSE: CBAH) (“CBAH”). All directors are subject to approval by stockholders of CBAH at the upcoming Extraordinary General Meeting, which is to be held December 6, 2021.

As part of Altus Power’s commitment to good governance and recognition that high performing boards embody diversity across several important dimensions, the composition of the proposed Board of Directors incorporates:

•	Board independence: A majority of the proposed Board will consist of independent Directors

•	Gender parity: Women represent a majority of independent directors, including the independent Chairperson of the Board

•	Broad professional expertise: The proposed Board brings broad industry experience in finance, business strategy, ESG, human capital and board governance

The Altus Power Board nominees include the following five independent Directors:

•

Ms. Sarah Coyne, currently a director of CBAH and Vice President at ValueAct Capital, responsible for evaluating investment opportunities and managing a diverse portfolio of investments. She has also served in finance and investment banking roles at KKR & Co. Inc. and Goldman Sachs & Co. LLC.

•

Ms. Sharon Daley, formerly Operating Partner at The Blackstone Group, and strategic thinker and advisor in a variety of senior human resources roles at General Electric for over thirty-four years. Ms. Daley is proposed to serve as chairperson of the compensation committee.

•

Ms. Christine Detrick, formerly Senior Partner, Leader of the Financial Services Practice, and a Senior Advisor at Bain & Company, where she spent ten years. She was also Leader of the Global Financial Institutions group at A.T. Kearney for ten years and a founding member of a venture capital firm specializing in savings and loan institutions, including serving as the CEO of St. Louis Bank for Savings. Ms. Detrick is proposed to serve as chairperson of the Board and chairperson of the corporate governance and nominating committee.

•

Mr. Robert Horn, Co-Head of Energy Investing for Blackstone Credit, a member of Blackstone’s ESG committee which helps to develop and implement the firm’s ESG policies, and a member of the investment committees for Blackstone Credit’s structured products.

•

Mr. Richard Peretz, formerly Chief Financial Officer of United Parcel Service (UPS), where he served in multiple leadership roles, including heading the mergers and acquisitions group, across 30 years. Mr. Peretz is proposed to serve as the chairperson of the audit committee.

In addition, the remaining three proposed non-independent directors are:

•	Mr. Gregg Felton, Co-Founder and Co-CEO of the Company since 2013

•	Mr. Lars Norell, Co-Founder and Co-CEO of the Company since 2013

•	Mr. William Concannon, CEO and director of CBAH and CBRE Group, Inc.’s Global Group President, Clients and Business Partners

Speaking about Altus Power’s proposed post-combination Board, Gregg Felton, Co-Founder and Co-CEO said, “The proposed post-combination Board of Directors, which includes a majority of independent Directors, is a diverse group of incredibly experienced professionals, with expertise across business, industry and finance. We are delighted that Christine Detrick has agreed to serve as the Board’s non-executive chair and believe Altus will benefit greatly from her broad and deep financial knowledge and strategic leadership. The proposed Board is the ideal group to guide Altus Power in its next phase of growth, and to serve as stewards for the new publicly listed company. I look forward to working with all of them to continue our market leading efforts in clean electrification.”

Full biographies of the proposed Directors are available in the Company’s Form S-4 filing, which is accessible at www.sec.gov.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) (NYSE: CBAH) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders as of October 27, 2021, the record date for the Special Meeting. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the business combination agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com